VIKING ASSET MANAGEMENT, LLC

CONFIDENTIAL AND PROPRIETARY

May 30, 2007

Mr. Howard Taylor
Chief Executive Officer
River Capital Group, Inc.
7 Reid Street, Suite 312
Hamilton Bermuda
HM11

Michael J. Pawelek
Wayne A. Psencik
Sherry L. Spurlock
300 East Sonterra Blvd., Suite 1220
San Antonio, Texas 78258

Ladies and gentlemen:

This letter shall confirm the understanding between Viking Asset Management LLC ("Viking") and River Capital Group, Inc. (the "Company") relating to the proposed direct transactions with the Company (the "Investments") outlined in the debt investment term sheet, annexed hereto as Exhibit A, and the equity investment term sheet, annexed hereto as Exhibit B, (the "Equity Term Sheet" and, collectively, the "Term Sheets") offered by Viking or one of its affiliated funds and/or another unaffiliated investor (collectively, "Investor"). This letter also confirms the understanding between Viking, the Company and Michael J. Pawelek, Wayne A. Psencik and Sherry L. Spurlock (collectively such individuals are referred to as the "New Management") relating to the employment of the New Management by the Company concurrent with the closing of the Investments as referred to in the Equity Term Sheet.

The Company would be responsible for paying for all legal costs and expenses, due diligence expenses and other related expenses as incurred by Viking (the "Transaction Costs") prior to the closing of the proposed Investments ("Closing"). The Company shall be responsible to fully reimburse Viking for all Costs whether or not Closing of the Investments actually occurs. Upon execution of this letter agreement, the Company shall provide a payment in the amount of $50,000 to Viking or its designee in order to begin documentation and continue due diligence, which amount will be applied against Transaction Costs incurred. Viking will provide the Company with ongoing Costs in connection with the documentation and due diligence process related to the proposed Investments for which the Company shall immediately reimburse Viking.

Further, in consideration of Viking commencing the due diligence process described herein, the Company and the New Management shall deal exclusively with Viking with respect to the financing contemplated by the Term Sheets, during the period commencing on the date of the execution of this letter agreement and ending 30 calendar days thereafter (the "Exclusivity Period"). During the Exclusivity Period the Company will not, and will cause its attorneys, agents and representatives not to, directly or indirectly, conduct any discussions or negotiations with, solicit offers from, furnish information to, take any action to induce any offer from, or enter into any agreements with, any third party regarding any financing transaction. In addition, New Management hereby agrees with the Company (which agreement Viking is

entitled to rely upon), that during the Exclusivity Period, New Management will not and will cause its attorneys, agents and representatives, not to, directly or indirectly (including, without limitation, any entity formed by or for New Management), conduct any discussions or negotiations with, solicit offers

from, furnish information to, take any action to induce any offer from, or enter into any agreement or understanding with, any third party relating to the assets to be transferred to the Company as contemplated by the Term Sheets (other than the owners of those assets), including, without limitation any financing of the acquisition of those assets by New Management or an entity to be formed by New Management.

It is the understanding of the Company and New Management that neither of the parties hereto is or intends to be bound to make or accept the Investments other than pursuant to such definitive documentation with respect to the Investments and transactions contemplated thereby (including, without limitation, the acquisition of certain assets by the Company from a new entity formed by the New Management or with the assistance of New Management, the entering into employment agreements between the Company and New Management and certain other matters related to the governance of the Company following the Closing), as shall be mutually acceptable to the parties hereto, and neither party shall have any liability or obligation to the other, whatsoever, with respect to such Investments, except (i) the Company's obligation with respect to pay the Transaction Costs as is expressly provided herein and (ii) that New Management shall be responsible for their own costs and expenses incurred in connection with the Investments and the transactions contemplated thereby. It is also the understanding of the Company and New Management that the consummation of the Investments and any of transactions contemplated by the Term Sheets is subject to the satisfactory completion of all business and legal due diligence by Viking and/or the Investor and the Company in their sole discretion and the execution and delivery of the Definitive Documentation to the sole satisfaction of the Investor and the Company.

This letter agreement shall be governed by and construed in accordance with the laws of the state of New York, without regard to any of its conflicts of law principles which would result in the application of the laws of such jurisdiction.

Please have a duly authorized and directed representative of the Company and each of New Management execute this letter agreement and initial the Term Sheet to confirm all of the foregoing and the Company's agreement in principle to the proposed terms of the Investments and New Management's agreement to proceed with the transactions contemplated by the Term Sheets (including with respect to their contemplated employment with the Company, concurrently with the Closing).

We look forward to working with you.

Sincerely,

VIKING ASSET MANAGEMENT LLC

By: David M. Kittay
Its: Managing Director

Agreed and accepted this 30th day of May, 2007 by:

RIVER CAPITAL GROUP, INC.

By: Howard Taylor
Its: Chief Executive Officer

MICHAEL J. PAWELEK, individually

WAYNE A. PSENCIK, individually

SHERRY L. SPURLOCK, individually

cc: Peter Benz
Wayne Coleson
Robert Brantman

We look forward to working with you.

Sincerely,

VIKING ASSET MANAGEMENT LLC

By: David M. Kittay
Its: Managing Director

Agreed and accepted this 30th day of May, 2007 by:

RIVER CAPITAL GROUP, INC.

By: Howard Taylor
Its: Chief Executive Officer

MICHAEL J. PAWELEK, individually

WAYNE A. PSENCIK, individually

SHERRY L. SPURLOCK, individually

cc: Peter Benz
Wayne Coleson
Robert Brantman

We look forward to working with you.

Sincerely,

VIKING ASSET MANAGEMENT LLC

By: ~~David M. Kittay~~ Robert J. Brantman
Its: Managing Director

Agreed and accepted this 30th day of May, 2007 by:

RIVER CAPITAL GROUP, INC.

____

By: Howard Taylor
Its: Chief Executive Officer

MICHAEL J. PAWELEK, individually

____

WAYNE A. PSENCIK, individually

____

SHERRY L. SPURLOCK, individually

____

cc: Peter Benz
Wayne Coleson
Robert Brantman

527 MADISON AVE, 7TH FLOOR, NEW YORK, NY 10022
PHONE: 646-840-4956 • FAX: 646-840-4958
CONTACT: DAVID M. KITTAY
EMAIL: DKITTAY@VIKINGASSET.COM
914-618-0124 (CELL)

VIKING ASSET MANAGEMENT, LLC

Summary of Terms and Conditions
Senior Secured Notes
Final – May 23, 2007

I. GENERAL PROVISIONS

Issuer: Sonterra Resources, Inc. (the "Company" or the "Issuer").

Security Description: Senior Secured Convertible Notes ("Notes").

Committed Issuance Amount: $10,000,000.

Company Draw Down Right: During the period starting on the initial commitment date (the "Closing") and ending on December 31, 2008, provided that Notes remain outstanding and the Company is in compliance with all of the terms and conditions of the Investment Agreement and in compliance with each of the Financial Covenant(s) listed below, the Company would have the right in its discretion on a quarterly basis to require the Investor to purchase up to an $2.0 million principal amount of Notes up to an aggregate total of $10.0 million (the "Additional Notes"). The Additional Notes would be issued upon the same terms and conditions as the original Notes.

II. SPECIFIC TERMS

Use of Proceeds: Proceeds from the issuance of the Notes will be used for acquisitions, drilling wells and for general working capital.

Maturity Date: 3 years from the initial Closing.

Security: The Notes would be secured by a first perfected security interest on all tangible and intangible assets acquired by the Company or its subsidiaries in the specified acquisition, and a first perfected security interest on all other tangible and intangible assets now owned, and/or hereafter created or acquired by the Company and its subsidiaries, including but not limited to all accounts (excluding any funds held in escrow on behalf of third party joint interest owners), notes, securities of other entities, contracts receivable, inventory, machinery and equipment, land and buildings and general intangibles.

527 MADISON AVE, 7TH FLOOR, NEW YORK, NY 10022
PHONE: 646-840-4956 • FAX: 646-840-4958
CONTACT: DAVID M. KITTAY
EMAIL: DKITTAY@VIKINGASSET.COM
914-618-0124 (CELL)

The Investor would also receive a first perfected pledge of and security interest in 100% of the stock of all subsidiaries (existing & future, direct and indirect) and affiliates.

Interest Rate: 3 month Libor + 825 bps per annum, adjusted and payable quarterly in cash.

III. REPAYMENT PROVISIONS

Company Early Redemption: The Company at any time after the Closing may repay any or all outstanding Notes in cash, at a price equal to 103% of par plus accrued Interest reducing by 1% annually until Maturity.

III. SECURITY RELATED PROVISIONS

Warrant: The Investors would receive, for no additional consideration, 5-year warrants ("Warrants") exercisable into an amount of Common Stock equal to 10% of the Committed Issuance Amount, at a price equal to 110% of the 5 day average VWAP of the Common Stock prior to the Closing ("Warrant Exercise Price"). These are cash pay Warrants, except in the absence of an effective registration statement. On the next draw down of debt the Investor would receive additional Warrants equal to 5% of the Committed Issuance Amount on the same terms and conditions.

Right of Participation: During the period beginning at the Closing and ending on the later of the 2nd anniversary of the Closing and sixty days after no Notes remain outstanding, the Investors will have the right to purchase up to 50% of all debt and/or equity/equity-linked financings offered by the Company. The Right of Participation would be subject to certain standard exceptions to be discussed.

Registration Requirement: The Company would be required to file a registration statement covering the shares underlying the Warrants within 30 calendar days from Closing and to cause such registration statement to become effective within 120 calendar days from Closing.

V. OTHER STANDARD PROVISIONS

Guaranties: The Notes will be covered by the secured guaranties of all domestic subsidiaries (existing and future).

Representations and Warranties: Customary for investments of this nature with respect to the Company and all of its subsidiaries existing and future, including but not limited to:

1. Corporate existence and good standing.
2. Corporate and governmental authorization; no contravention.

3. Enforceability and validity of all agreements. Validity, enforceability, perfection and priority of all security interests and liens granted to Investors.
4. Capital structure and outstanding indebtedness.
5. Title to property; no encumbrances except permitted leases.
6. Accuracy of information.
7. No material adverse change.
8. Environmental matters.
9. Compliance with laws and regulations, including ERISA
10. No material litigation.
11. Existence, incorporation, etc. of subsidiaries.
12. Payment of taxes.
13. Adequacy of insurance.
14. No affiliate transactions.
15. Full disclosure.

Covenants:

Customary for investments of this nature with respect to the Company and its subsidiaries, including but not limited to:

Affirmative Covenants:

1. Maintain existence; conduct of business; public company status.
2. Operation and maintenance of properties.
3. Insurance.
4. Compliance with laws, including public company filing obligations.
5. Listing of Common Stock.
6. Additional collateral; title information; additional guarantors.

Negative Covenants:

1. Indebtedness and liens, other than permitted debt and permitted liens.
2. Dividends, distributions and redemptions; repayment of subordinated debt.
3. Investments, loans and advances.
4. Sale of properties; sale or discount of receivables.
5. Transactions with affiliates.
6. Mergers or consolidations subject to standard exceptions.
7. Sale of assets.

Financial Covenant:

1. **Quarterly Revenue** – From September 30, 2007 to June 30, 2008, the Company's trailing 3 month quarterly revenue from all sales and services must be at least $300,000, and then at least $500,000 at all times thereafter until Maturity.

If the Company falls out of compliance with this covenant, the Company would be required to repay that amount of principal equivalent to the

527 MADISON AVE, 7TH FLOOR, NEW YORK, NY 10022
PHONE: 646-840-4956 • FAX: 646-840-4958
CONTACT: DAVID M. KITTAY
EMAIL: DKITTAY@VIKINGASSET.COM
914-618-0124 (CELL)

percentage of noncompliance. For instance, if on September 30, 2007 the Company's Quarterly Revenue is only 95% of "X" (to be determined) the Company would be 5% noncompliant, and required to repay 5% of the outstanding Notes.

2. **BCFE** - From the oil and gas properties that are subject to the first priority secured lien, the Borrower must maintain Total Proven Reserves (which includes PDP, PDNP and PUD reserves only) at each period set forth below at or above the number set forth opposite such period. Provided, however that the calculation may not include more than 40% of PUDs.

Period Ending	**BCFE**
Date of first funding	2.0
Sept 30, 2007	3.0
Dec 31, 2007	4.0
March 31, 2008	5.0
June 30, 2008 to Maturity	7.0

This covenant is measured quarterly, and in the event of noncompliance with any of the required BCFE amounts as of the applicable measurement date, the Company would be required to repay that amount of principal equivalent to the percentage of noncompliance. For instance, if on September 30, 2007 the Company's BCFE is equal to 2.85 instead of the required 3 BCFE, this would amount to 95% of the required reserve amount, in which case the Company would be 5% noncompliant, and required to repay 5% of the outstanding Notes.

3. **PRV Ratio** – From the oil and gas properties that are subject to the first priority secured lien, the Borrower must maintain a Proven Reserve Value Ratio ("PRV Ratio") during any period set forth below at or above the number set forth opposite such period. **(The PRV Ratio would be calculated as follows: (actual PDP and PDNP mcfe x relevant hub spot price x 40%) + (actual PUD mcfe x relevant hub spot price x 15%) + (appraised value of pipeline systems and separation/tank farm facilities x 40% in year one and 20% in year two) + cash and cash equivalents + hydrocarbon receivables + market value of hedges less hedge margin collateral – hydrocarbon payables – accrued cash expenses – debt due within 1 year (excluding the Notes) all divided by the outstanding Notes.)**

Period Ending	**Ratio**
Date of Closing	1.0
Sept 30, 2007	1.0
Dec 31, 2007	1.25
March 31, 2008	1.5
June 30, 2008 to Maturity	1.75

This covenant is measured quarterly, and the Company would be required on a quarterly basis to repay that amount of principle necessary to remain in compliance with the above ratio.

Events of Default: Customary for investments of this nature with respect to the Company and its subsidiaries, including but not limited to:

1. Failure to pay any interest, principal, or fees payable under the Agreement when due.
2. Failure to meet covenants.
3. Representations or warranties false in any material respect when made.
4. Cross default to other indebtedness of the Company, or any subsidiaries.
5. Change of ownership or control, or of the management of the Company.
6. Commencement of any receivership, insolvency, liquidation or bankruptcy proceeding.
7. Judgment defaults.
8. Failure of Liens to be first priority perfected liens.

V. MISCELLANEOUS

Transaction Fee: 1.0 % payable at each e Closing.

Expenses: Upon mutual execution of an engagement letter, the Company would forward to Viking $50,000 as prepayment for anticipated costs and expenses associated with legal and due diligence expenses. The Company would be responsible to Viking for all of Viking's legal and due diligence expenses, including, but not limited to fees and expenses of attorneys, investigative and other consultants and travel, regardless of whether or not an investment is completed. The Investor will notify the Company if expenses exceed $150,000.

Confidentiality: This draft term sheet has been delivered to the Company with the understanding that this draft term sheet and the terms and conditions contained herein shall be kept strictly confidential and shall not be disclosed by the Company to any 3rd parties, other than the Company's agents, attorneys or those representatives who agree, as a condition of disclosure, to keep this draft term sheet and its terms and conditions strictly confidential.

Closing & Funding: Closing would occur after the completion of due diligence to the satisfaction of all parties and simultaneously with the mutual execution of the investment agreements.

Term Sheet: This Term Sheet sets forth the contemplated terms for the transaction described herein. This Term Sheet does not create any legally binding obligation of the Investors (or any of their affiliates) or a commitment to provide the financing described in this Term Sheet. Any such financing shall be subject to satisfactory completion of due diligence as determined by the Investors, the satisfaction of all closing conditions, the execution and delivery of the definitive agreements and there being no material adverse change in the assets, conditions (financial or otherwise), prospects of the Company or the financial markets.

VIKING ASSET MANAGEMENT, LLC

CONFIDENTIAL AND PROPRIETARY
Summary of Terms and Conditions
Common Stock
FINAL – May 23, 2007

Issuance Amount: $6,000,000 in shares of Common Stock.

Issuer: **Sonterra Resources, Inc.** (the "Company" or the "Issuer"), which will be the new name of the public entity currently called River Capital Group, Inc. (RCGI).

Security Description: A number of shares of Common Stock of the Company (the "Shares") representing 85% of the shares of Common Stock outstanding after the issuance of the Shares.

Use of Funds: Purchase of identified assets from Boss E&P Corp. and Flash Oil and Gas (the "Assets") and general working capital.

Post-Closing Capital Structure: 15% of the outstanding shares will be held by the pre-Closing shareholders and 85% of the outstanding shares will be held by the Investor(s) purchasing the Shares at Closing.

Credit Facility: At Closing, Longview Fund will provide a credit facility to the Company on terms detailed in a separate term sheet (the "Credit Facility").

Officer Option Pool: At Closing, a management incentive option pool will be established covering a number of options equal to 20% of the number of shares of Common Stock outstanding immediately following the Closing (the "Options"). The Options will be issued in three tranches and the Options in each tranche will vest 1/3 on each of the first three anniversaries following the Closing. One tranche of Options will have an exercise price equal to the per share issuance price of the Shares (the "Share Issuance Price"), the second tranche will have an exercise price equal to 130% of the Share Issuance Price and the third tranche will have an exercise price equal to 150% of the Share Issuance Price. Management of the Company will determine how the Options are allocated among management, provided that each Option holder will be allocated a pro rata amount of each tranche.

Employment Agreements: At Closing, each member of senior management of the Company (including, Michael J. Pawelek, Wayne A. Psencik and Sherry L. Spurlock) ("Management") will execute employment agreements in a

527 MADISON AVE, 7TH FLOOR, NEW YORK, NY 10022
PHONE: 646-840-4956 • FAX: 646-840-4958
CONTACT: ROBERT J. BRANTMAN
EMAIL: RBRANTMAN@VIKINGASSET.COM
914-224-3635 (CELL)

form acceptable to the Investor(s), including customary non-compete and non-solicitation provisions (the "Management Employment Agreements").

Registration Rights: The Investor(s) will have piggy-back registration rights and demand registration rights.

Transaction Fee: 1.5% payable at the Closing.

Expenses: Upon mutual execution of an engagement letter, the Company would forward to Longview $50,000 as prepayment for anticipated costs and expenses associated with legal and due diligence expenses. Such deposit would be applied toward the closing expense reimbursement for Longview's legal and due diligence expenses (the "Pre-paid Expenses"). The Company would be responsible to Longview for all of Longview's legal and due diligence expenses (net of the Pre-paid Expenses), including, but not limited to fees and expenses of attorneys, investigative and other consultants and travel, regardless of whether or not an investment is completed.

Confidentiality: This draft term sheet has been delivered to the Company and Management with the understanding that neither this draft term sheet nor the terms and conditions contained herein shall be disclosed by the Company to any 3rd parties, other than the Company's agents, attorneys or those representatives under an obligation to keep this proposal and its terms and conditions strictly confidential.

Closing & Funding: Closing and funding of the Notes would occur after the completion of due diligence to the satisfaction of all parties and simultaneously with the mutual execution of the investment agreements, the Credit Facility and the Management Employment Agreements and the purchase of the Assets (the "Closing"). The investment agreements would contain covenants, protections, representations, warranties and closing conditions customary for an investment of this nature.

527 MADISON AVE, 7TH FLOOR, NEW YORK, NY 10022
PHONE: 646-840-4956 • FAX: 646-840-4958
CONTACT: ROBERT J. BRANTMAN
EMAIL: RBRANTMAN@VIKINGASSET.COM
914-224-3635 (CELL)